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                            June 10, 2020

       Eric Ostertag, M.D., Ph.D.
       Chief Executive Officer
       Poseida Therapeutics, Inc.
       9390 Towne Centre Drive, Suite 200
       San Diego, CA 92121

                                                        Re: Poseida
Therapeutics, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 27,
2020
                                                            CIK No. 0001661460

       Dear Dr. Ostertag:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Use of Proceeds, page 81

   1. We note your response to the first sentence of prior comment 5 and will review your revised disclosure when
provided in a future amendment. With respect to the second
                                                        sentence of that
comment, please briefly disclose the reasons, as indicated in your response, as to why you
cannot disclose at this time an estimate of the amount and sources of other funds
necessary for the development of your product candidates since it does not appear that the
proceeds from this offering will be sufficient to fund any of your product candidates through
regulatory approval.
 Eric Ostertag, M.D., Ph.D.
FirstName LastNameEric Ostertag, M.D., Ph.D.
Poseida Therapeutics, Inc.
Comapany NamePoseida Therapeutics, Inc.
June 10, 2020
Page 2
June 10, 2020 Page 2
FirstName LastName
P-BCMA-ALLO1: Allogeneic CAR-T in Multiple Myeloma, page 144

2. Although we note your response to prior comment 11, we continue to see that you disclose in this section that your proprietary Cas-CLOVER gene editing tool is designed to ensure patient safety. As requested by our prior comment, please remove any disclosure that your products are safe as those determinations are within the authority of the FDA and comparable regulatory bodies.
Company-Owned Intellectual Property, page 167

3. We note your revised disclosure in response to prior comment 12. Please also disclose the expected duration of the U.S. patents covering the manufacturing methods and cell culture media used to produce genetically modified TSCM cells referred to in the second to last sentence of the last paragraph of this section and the "ex-U.S." jurisdictions of the patents described in the last sentence of the last paragraph of this section. License Agreement with Genus Oncology, page 170

4. Please revise your disclosure to include the substantive portions of your response to prior comment 13 so that investors will be able to understand the materiality of the provisions as described in your response.
       You may contact Jenn Do at 202-551-3743 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Tim Buchmiller at 202-551-3635 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Sean M. Clayton, Esq.